FOR IMMEDIATE RELEASE

  ICAHN ANNOUNCES TENDER OFFERFOR ALL OF THE OUTSTANDING SHARES OF CVR ENERGY
           AT $30 PER SHARE IN CASH, PLUS CASH CONTINGENT VALUE RIGHT

         ICAHN PROPOSES FULL SLATE OF 9 DIRECTORS FOR CVR ENERGY BOARD

CONTACT: SUSAN GORDON, (212) 702-4309

New York, New York, February 16, 2012 - Carl C. Icahn today announced a tender offer through one or more of his affiliated companies for all of the outstanding shares of common stock, and related stock purchase rights, of CVR Energy, Inc. (the "Company"). Tendering shareholders will be paid $30 per share in cash, plus a Contingent Value Right. The Contingent Value Right will entitle holders to an additional payment, in cash, equal to the value that the Company is sold for in excess of $30 per share. Mr. Icahn also announced his intent to nominate a slate for all 9 directorships on the CVR Energy board of directors.


                           CVR ENERGY SHOULD BE SOLD
                           -------------------------

As previously announced, Mr. Icahn believes that the Company should be put up for sale. If the current Board puts the Company up for sale before the initial expiration date of our tender offer (expected to be on or about March 23), then Mr. Icahn reserves the right to withdraw the tender offer and proxy fight. However, if the Company is not put up for sale, Mr. Icahn will proceed with the tender offer and proxy fight, in an effort to elect a new Board that will have a shareholder mandate to sell the Company.


                                THE TENDER OFFER
                                ----------------

Closing of the tender offer will not be subject to any due diligence or financing conditions. The tender offer will be subject to there being validly tendered and not withdrawn at least 35.76% of the issued and outstanding shares of the Company. That number of shares, when added to the shares already owned by the offeror and its affiliates, represents a majority of the issued and outstanding shares of the Company. The tender offer will also be conditioned upon the election of the Icahn slate of directors, the elimination of the Company's poison pill (which the Icahn directors intend to do upon their election), and other typical conditions. The tender offer will include withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to the acceptance of such shares for payment under the tender offer.


                           THE CONTINGENT VALUE RIGHT
                           --------------------------

In the event that a definitive agreement for the sale of the Company is executed within nine months following the closing of the tender offer, all tendering shareholders whose shares were purchased in the tender offer will receive an additional cash payment, through a non-transferable Contingent Value Right, equal to the amount (whether in cash or securities) in excess of $30 per share for which the Company is sold. Shareholders whose shares are purchased in the tender offer are thus guaranteed a minimum payment of $30 per share - plus upside potential.


                    ICAHN SAYS: LET THE SHAREHOLDERS DECIDE
                    ---------------------------------------

Mr. Icahn stated: "We are launching this tender offer and proxy fight to provide shareholders the opportunity to obtain the value that we believe can be obtained in a sale of the Company. We are offering shareholders a minimum of $30 per share now, a new board with a shareholder mandate to put the Company up for sale, and the upside from a sale of the Company in the form of the Contingent Value Right. This is a win-win-win for shareholders."


    WHY WE BELIEVE THE CONTINGENT VALUE RIGHT COULD DELIVER EVEN MORE VALUE
    -----------------------------------------------------------------------

Mr. Icahn believes that a sale of the Company should attract the interest of potential buyers such as Western Refining, Inc., HollyFrontier, Tesoro Corp., Valero, Marathon Petroleum Corp. or ConocoPhilips, among others. MR. ICAHN INTENDS TO INITIATE DIALOGUES WITH A NUMBER OF THESE POTENTIAL ACQUIRERS DURING THE NEXT SEVERAL WEEKS. Based on the analysis below, Mr. Icahn believes that a price of at least $37 per share should be achieved in such a sale. A price of $37 would represent a premium of 34.1% over the closing price of $27.60 on February 15, 2012. At that price, the Company's market capitalization would be $3.25 billion, implying an enterprise value of $2.79 billion for the refinery assets (after backing out the tax-adjusted market value of the Company's CVR Partners units)(1). The Company's refineries generated $809 million of LTM
EBITDA, implying a 3.4x EV/EBITDA multiple, which we believe is a modest discount to current comparable trading multiples (2). As a result, Mr. Icahn believes the Contingent Value Right could provide at least an additional $7.00 of cash per share to tendering shareholders in the context of a sale of the Company based upon public comparables, before considering synergies. The Company's management has projected 2012 synergies of $32.4 million from the
Wynnewood acquisition. Further, we believe that an acquirer of the Company should be able to realize higher synergies, largely due to corporate cost savings and other potential operating synergies, as well as a greater ability to hedge high crack spreads. In light of the foregoing, we believe that the combined value of the tender offer cash price of $30 per share and the Contingent Value Right offer a substantial value opportunity to shareholders beyond the latest closing market price of $27.60.
_________________________
(1) Based on the closing price for CVR Partners of $29.00 per unit on February 15, 2012, CVR's 50.92 million units would be valued at $1.48 billion. Adjusted for taxes of 40% (assuming zero cost basis), the after-tax value for the units would be $886 million. The Company's pro forma net debt is $431 million (based on net debt excluding CVR Partners as of September 30, 2011 plus the $607 million closing price for Wynnewood). Subtracting $886 million for CVR Partners and adding $431 million of net debt to the market capitalization of $3.25 billion yields an adjusted enterprise value of $2.79 billion.

(2) As of February 15, 2012, EV/LTM EBITDA multiples were 3.5x for Valero, 3.5x for Marathon, 4.7x for HollyFrontier, and 3.9x for Western Refining (per Bloomberg).



NOTICE TO INVESTORS

CARL C. ICAHN'S AFFILIATES HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE. UPON THE COMMENCEMENT OF ANY TENDER OFFER, THESE ENTITIES WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF THE TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFERORS.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF CVR ENERGY, INC. FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CVR ENERGY, INC AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 13D TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2012.